Exhibit (a)(1)(I)

KI NUTRICARE AND ALLERGY RESEARCH GROUP ANNOUNCE

EXPIRATION OF TENDER OFFER BY KI NUTRICARE

HAPPAUGE, New York, USA, and ALAMEDA, California, USA, September 10, 2008—KI NutriCare, Inc. and Allergy Research Group, Inc. (OTCBB: ALRG) today announced the completion of KI NutriCare’s tender offer by its wholly-owned subsidiary, Longhorn Acquisition Corp., to acquire all outstanding shares of Allergy Research Group’s common stock for $1.33 per share.

The offering period for the tender offer expired at 12:00 midnight (New York City time) at the end of Tuesday, September 9, 2008. The depositary for the tender offer has advised KI NutriCare that, as of the expiration of the offer period, approximately 13,823,475 shares of Allergy Research Group’s common stock have been tendered (not including shares tendered by notice of guaranteed delivery), representing approximately 94.25% of the outstanding shares of Allergy Research Group’s common stock. All shares that were validly tendered have been accepted for purchase, and KI NutriCare has or will promptly pay for all such shares.

KI NutriCare expects to effect, without a vote or meeting of Allergy Research Group’s shareholders, a short-form merger on September 12, 2008 to complete the acquisition of Allergy Research Group. Following the merger, Allergy Research Group will be a wholly-owned subsidiary of KI NutriCare. In the merger, each of the remaining shares of Allergy Research Group’s common stock (other than any shares in respect of which appraisal rights are validly exercised under Florida law and any shares owned by KI NutriCare, Longhorn Acquisition Corp. or any other wholly-owned subsidiaries of KI NutriCare) will be converted into the right to receive the same $1.33 in cash per share, without interest, that was paid in the tender offer.

As stated previously, the current management team for Allergy Research Group will continue involvement post-merger, with Dr. Levine providing services to the combined entity as a consultant and Manfred Salomon, the current President of Allergy Research Group, continuing to serve the combined entity as its Chief Operating Officer.

About Allergy Research Group, Inc.

Allergy Research Group, together with its wholly-owned subsidiary, Nutricology Inc., is an innovative leader in nutraceutical research and product formulation. The company has produced quality, hypoallergenic nutritional supplements since 1980 and currently supplies products to over 4,000 physicians and healthcare practitioners worldwide. Customers and healthcare professionals alike recognize the company for the quality, purity and efficacy of its targeted nutritional supplement line. Allergy Research Group has introduced a number of specialty products to the US, including melatonin (a neurohormone), germanium sesquioxide (a trace mineral), AntiOx(TM) (a broad-spectrum antioxidant), Buffered Vitamin C and Nattokinase (an enzyme derived from boiled soybeans).

About KI NutriCare, Inc.

KI Nutricare, through its wholly-owned subsidiary, Country Life, LLC, sells a wide range of nutrition products, including, an extensive line of vitamins, nutritional supplements and personal care products. KI Nutricare is a wholly-owned subsidiary of Kikkoman Corporation.

About Kikkoman Corporation

Founded in 1917 and located in Chiba, Japan, Kikkoman is the world’s largest soy sauce brewer, and has a diversification of products ranging from a comprehensive range of foodstuff to biotechnology products. Kikkoman strives to blend the best of the Kikkoman tradition with modern, technological approaches to create new products. With these products, the company’s goal is to propose well-balanced and nutritious diets that bring out the flavor of ingredients and bring happiness to the world everyday by helping to support a healthy mind and body.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the expected timing of the completion of the transaction and statements regarding the ability to complete the transaction. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Allergy Research Group nor KI NutriCare undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Investor Relations Contacts:

KI NutriCare, Inc.

Richard Belenski

(631) 232-5599

Allergy Research Group, Inc.

Manfred Salomon

(510) 263-2000

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